Exhibit 99.1

Ballard Fuel Cell Modules Used in Successful Yanmar Boat Test to Support Development of Safety Guidelines in Japan

VANCOUVER and TOKYO, April 2, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that two of its FCveloCity®-MD 30-kilowatt (kW) modules have been successfully integrated and tested in a hybrid marine application by a consortium that includes Yanmar Co. Ltd. ("Yanmar"; https://www.yanmar.com/global/), National Maritime Research Institute (NMRI; http://www.nmri.go.jp/index_e.html) and Japan Ship Technology Research Association (JSTRA).

The Ballard 30kW modules were previously provided to Yanmar by Toyota Tsusho Corporation ("Toyota Tsusho"; www.toyota-tsusho.com/english), a member Company of the Toyota Group, under its Distribution Agreement with Ballard.

With support from Japan's Ministry of Land, Infrastructure, Transport and Tourism ("MLIT"), the project – which has been underway since 2015 – has focused on development of safety guidelines for hydrogen fuel cell-powered boats below gross tonnage of 20 operating in Japan's restricted coastal waters. For the test, a hybrid power system was designed using a 60kWh lithium-ion battery and two Ballard FCveloCity®-MD modules producing a total of 60kW of power. The system was installed on a 16.5 meter (55 foot) boat owned by NMRI and successfully tested under maritime loads and conditions.

Dr. Kevin Colbow, Ballard Vice President – Technology and Product Development said, "We are pleased to be providing fuel cell modules and technical services for this important work with Yanmar in Japan. This work will support the development of safety guidelines for fuel cell-powered boats in Japan. We continue to see an expanding range of heavy payload transportation applications for which zero-emission fuel cell electric systems offer a compelling value proposition, particularly where customers require long range, fast refueling and full route flexibility."

Yanmar delivers total solutions as an industrial equipment manufacturer. On land, at sea, and in the city, Yanmar's mission of "providing sustainable solutions focused on the challenges customers face, in food production and harnessing power, thereby enriching people's lives for all our tomorrows," is a testament to Yanmar's determination to provide "A Sustainable Future".

Ballard and Toyota Tsusho announced a Distribution Agreement in 2016 under which Toyota Tsusho acts as a distributor of Ballard-powered fuel cell products in Japan. Toyota Tsusho is the Toyota Group's sole general trading company and is one of the largest trading companies in Japan.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning prospective business relationships and market developments including anticipated government subsidies. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2018/02/c7983.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:30e 02-APR-18